A/B 2/28/06

OMB APPROVAL	
OMB Number:	3235-0123
Expires: January 31, 2007	
Estimated average burden hours per response . . . 12.00	

SECU 06001882 IISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-46834~~ 8-65866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Compass Point Research & Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 Rowayton Avenue
(No. and Street)

Rowayton	Connecticut	06853
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Lattimer — 212-832-1110
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Lattimer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Compass Point Research & Trading, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

My commission expires on February 28, 2010

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMPASS POINT RESEARCH & TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

COMPASS POINT RESEARCH & TRADING, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member
Compass Point Research & Trading, LLC

We have audited the accompanying statement of financial condition of Compass Point Research & Trading, LLC (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Compass Point Research & Trading, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 3, 2006

COMPASS POINT RESEARCH & TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS		
Cash	$	42,836
Receivables from clearing broker, including clearing deposit of $258,981		425,866
Furniture and equipment, net		23,137
Other assets		53,105
	$	544,944
LIABILITIES AND MEMBER'S EQUITY		
Liabilities, accounts payable and accrued expenses	$	140,539
Member's equity		404,405
	$	544,944

See accompanying notes to financial statements.

1. Organization and nature of operations

Compass Point Research & Trading, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a distributor of the Muzea Insider Consulting Service ("Muzea"), which provides research and trading services by using qualitative and quantitative metrics to monitor insider activity of publicly traded stocks.

In January 2005, one of the two members of the Company resigned, creating a single member LLC. Concurrent with the member withdrawal, the Company ceased operations in Boston, Massachusetts and transferred all of its trading activities to its Connecticut location. The Company's lease obligation in Boston was assumed by the withdrawing member (see Note 7) .

2. Summary of significant accounting policies

Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation. The Company calculates depreciation using the straight-line method over an estimated useful life of five years.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related income and expenses are recorded on the trade date basis.

Other Income

Included in other income for the year ended December 31, 2005 is approximately $54,000 earned as performance fees with a customer. Revenue under this arrangement is recorded as received which is generally the Company's first notification of amounts earned.

Income Taxes

No provision for income taxes has been recorded as the Company is a limited liability company. Accordingly, the individual member reports his share of the Company's income or loss on his income tax return.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Furniture and equipment

Details of furniture and equipment at December 31, 2005 are as follows:

Furniture and fixtures	$	2,955
Technology equipment		31,171
		34,126
Less accumulated depreciation		10,989
	$	23,137

Depreciation expense for the year ended December 31, 2005 was approximately $6,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Concentrations

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

During 2005, the Company provided services to one major customer, resulting in revenues of approximately 50% of the Company's total revenues.

6. Related party transactions

Included in accounts payable and accrued expenses at December 31, 2005 is approximately $51,000 due to member. Due to member represents amounts due for guaranteed payments that were paid in January 2006.

At times throughout the year, the Company incurs costs on behalf of its affiliate, Muzea. The Company also reimburses Muzea for certain expenses paid by Muzea on behalf of the Company as well as research due Muzea for customers of the Company which use the Muzea technology. During 2005, approximately 303,000 was paid to Muzea for customer research.

7. Commitments and contingencies

At December 31, 2005, the Company is obligated under a lease agreement which expires in May 2006. Rental payments under this lease are approximately $24,000 per annum. In February 2006, the Company entered into a twenty-four month lease agreement, which provides for annual rental payments of approximately $39,000 through March 2008.

Approximate future aggregate annual rental payments under the leases are as follows:

Year ending December 31,		
2006	$	40,000
2007		39,000
2008		10,000
	$	89,000

Rent expense for the year ended December 31, 2005 was approximately $18,000, which is net of an approximate $6,000 reimbursement from Muzea.

In connection with the Company's exit of the Boston, Massachusetts location the Company requested from the landlord, but never received a release from their lease obligation which was assumed by the withdrawing member. The Company believes that in the event of default of the obligation by the withdrawing member, the Company has claims against the landlord that will limit the liability of any potential loss under this obligation. No amounts have been recorded in the 2005 financial statements related to the outcome of this uncertainty.

8. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $250,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivables from clearing broker are pursuant to the clearance agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

9. Net capital requirement

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was approximately $323,000, which was approximately $314,000 in excess of its minimum net capital requirement of approximately $9,000.